

Mail Stop 7010

April 12, 2007

William J. Ginivan
Senior Vice President and General Counsel
FBR Capital Markets Corporation
1001 Nineteenth Street North, 18th floor
Arlington, VA 22209

Re: FBR Capital Markets Corporation
Amendment No. 3 to Registration Statement on Form S-1
Filed on April 5, 2007
File No. 333-138824

Dear Mr. Ginivan:

We have reviewed your filing and have the following comments.

Financial Statements

Note 14. Segment Information, page F-33

1.   We note your response to comment 15 in our letter dated March 23, 2007. Please address the following regarding your business unit financial information, which appears to be provided on the reports titled "CMC Mgmt Rpt:"

- On a monthly basis financial information for business units, including investment banking and principal investing, is prepared. This information provides detailed financial results for each business unit, which begins with revenue and ends with the net income (loss) before taxes line item. This information is given to the CODM on a monthly basis as well as to the Board of Directors on a quarterly basis. Given the extensive amount of discrete financial information your CODM receives at the business unit levels on a regular basis, we have difficulty overcoming the presumption that the CODM is using this financial information for making resource allocation decisions and assessing performance. In this regard, please further advise how you determined each of these business units does not meet the definition of an operating segment pursuant to paragraph 10 of SFAS 131. If after further consideration you determine that these units do represent operating segments, please demonstrate how you determined it was appropriate to aggregate them into three reportable segments in accordance with paragraph 17 of SFAS 131; and

- Please provide us with a description of each column included on the business unit financial information reports, and help us understand how each column rolls into your three reportable segments as well as your consolidated financial statements.

As appropriate, please amend your registration statement in response to these comments. You may contact Nudrat Salik at (202) 551-3692 or in her absence, Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or in her absence, Lesli Sheppard at (202) 551-3708 or me at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Daniel M. LeBey, Esq.
Hunton & Williams LLP
Riverfront Plaza, East Tower
Richmond, VA 23219